Exhibit 21

MICROSEMI CORPORATION SUBSIDIARIES

AS OF OCTOBER 2, 2005

NAME OF MICROSEMI CORPORATION ENTITIES	JURISDICTION
Microsemi Corp. – Santa Ana	Delaware
Microsemi Corp. – Scottsdale	Arizona
Microsemi Corp. – Colorado	Colorado
Microsemi Corp. – Massachusetts	Delaware
Microsemi Corp. – Integrated Products	Delaware
Micro WaveSys, Inc.	California
Microsemi Real Estate, Inc.	California
Micro (Bermuda), Ltd.	Bermuda